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SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For                   PRESS RELEASE ISSUED ON DECEMBER 9, 2002

        QUEBECOR WORLD INC. (Formerly known as Quebecor Printing Inc.)

(Translation of Registrant's Name into English)

                  612 Saint-Jacques Street, Montreal, Quebec H3C 4M8

                  (Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F                                                                      Form 40-F     X

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                                                                      No     X

QUEBECOR WORLD INC.
(Formerly known as Quebecor Printing Inc.)
Filed in this Form 6-K

         Documents index

1.
Press Release issued on December 9, 2002 (#25/02)

December 9, 2002	25/02
For immediate release	Page 1 of 2

QUEBECOR WORLD AND ALBERTSONS ANNOUNCE
NEW $150 MILLION CONTRACT

Greenwich, Conn. — Quebecor World Inc. (NYSE; TSX: IQW) today announced it has signed a three-year $150 million contract to print a majority of Albertsons (NYSE:ABS) weekly advertising insert program. Albertsons is one of the world's largest food and drug retailers with annual revenues of approximately $38 billion. This new agreement expands on a previous partnership between Quebecor World and Albertsons under which Quebecor World printed approximately 20 per cent of Albertsons' advertising inserts.

"This agreement is an excellent example of our retail insert strategy of providing a coast-to-coast retail platform for major U.S. retailers," said David Boles, Co-Chief Operating Officer Quebecor World North America. "We are pleased that a retailer of the size and scope of Albertsons is placing its trust in Quebecor World to supply its weekly advertising insert program. This also shows that our recent acquisition of our Taunton, Mass. facility and the expansion of our operations in Riverside, California were the right decisions positioning us to grow our customer base and benefit our shareholders."

Quebecor World will produce approximately 40 million retail inserts per week at its facilities in California, Arizona, Oklahoma, Tennessee, Massachusetts and British Columbia. These retail inserts are placed in more than 250 newspapers per week for delivery to Albertsons customers across the U.S.

"This new partnership with Quebecor World reaffirms our company-wide focus on aggressive cost and process control," said Pam Powell, Group Vice President Marketing & Advertising. "Quebecor World's combination of service and its extensive platform offer us the geographic scope required by a Company of our size, as well as a significant cost savings benefit."

For immediate release

About Albertsons

Albertsons is one of the world's largest food and drug retailers, with annual revenues of approximately $38 billion. Based in Boise, Idaho, the Company employs more than 200,000 associates and operates approximately 2,300 retail stores in 33 states under the banners including Albertsons, Jewel-Osco, Acme, Sav-on Drugs, Osco Drugs, Albertsons-Osco, Albertsons-Sav-on, Max Foods and Super Saver.

About Quebecor World

        Quebecor World Inc. (NYSE; TSX: IQW) is the largest commercial printer in the world. It is a market leader in most of its major product categories which include magazines, inserts and circulars, books, catalogs, specialty printing and direct mail, directories, digital pre-media, logistics, mail list technologies and other value added services. Quebecor World Inc. has approximately 40,000 employees working in more than 160 printing and related facilities in the United States, Canada, Brazil, France, the United Kingdom, Belgium, Spain, Austria, Sweden, Switzerland, Finland, Chile, Argentina, Peru, Colombia, Mexico and India.

Web address: www.quebecorworld.com

For further information please contact

Jeremy Roberts
Vice-President,
Corporate Finance and
Investor Relations
Quebecor World Inc.
(514) 877-5118
(800) 567-7070
Tony Ross
Director, Communications
Quebecor World Inc.
(514) 877-5317
(800) 567-7070

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR WORLD INC.
By:	/s/ CHRISTIAN M. PAUPE Name: Christian M. Paupe Title: Executive Vice President, Chief Administrative Officer and Chief Financial Officer

Date: December 9, 2002

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QUEBECOR WORLD INC. (Formerly known as Quebecor Printing Inc.) Filed in this Form 6-K
QUEBECOR WORLD AND ALBERTSONS ANNOUNCE NEW $150 MILLION CONTRACT
SIGNATURES